Methanex	1800 Waterfront Centre	Telephone: (604) 661-2600
Corporation	200 Burrard Street	Facsimile: (604) 661-2666
Vancouver, British Columbia
Canada V6C 3M1
November 23, 2006
VIA FACSIMILE

Mr Rufus Decker
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.
20549-7010
Dear Mr Decker:

RE:	Form 40-F for the Fiscal Year ended December 31, 2005
Forms 6-K for the Fiscal Quarters ended March 31, 2006, June 30, 2006 and September 30, 2006
File No. 0-20115
We have reviewed the comments in your letter dated November 14, 2006 relating to the captioned item and offer the following responses:
FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2005
1.	Securities and Exchange Commission (SEC) comment

Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your response. These revisions should be included in your future filings, including your interim filings where applicable.

Our response:

We have noted your comment.

Exhibit 2
Management’s Discussion and Analysis, Results of Operations, page 34
2.	SEC comment

Revenues in the United States represented 35% of total revenues in 2005. Under segmented information in Note 11 you disclosed that revenues in the United States declined from $656.7 million in 2004 to $585.8 million in 2005. Please revise your management’s discussion and analysis disclosures to quantify the reasons for significant changes in net sales and operating income in the United States in terms of the amount of increase or decrease due to prices, volume and foreign currency. Please also discuss the underlying reasons for these and other changes. Please also revise your management’s discussion and analysis disclosures to quantify the reasons for significant changes in net sales and operating income on a consolidated basis.

Our response:

As background, the Company’s operations consist of a single operating business segment - the production and sale of methanol (see note 11 to the consolidated financial statements). Although we have disclosure obligations under Canadian GAAP related to revenues and property, plant and equipment attributable to geographic regions, no one geographic region constitutes an operating business segment. Consequently, the analysis in the Management’s Discussion and Analysis (MD&A) is based on the single operating business segment — the production and sale of methanol.

We have provided disclosures to quantify the significant changes in net sales and operating income related to our production and sale of methanol on pages 34-38 under the caption “Results from Operations”. As part of this disclosure, we have provided analysis of changes in Adjusted EBITDA which includes analysis of significant changes in net sales. To help the reader, we also provided a section “How We Analyze our Business” on page 31 of the MD&A which provides additional insight on the analysis.

There are many factors that impact our global and regional revenue levels. As disclosed in the MD&A, the methanol business is a global commodity industry affected by supply and demand fundamentals. Due to the diversity of the end products in which methanol is used, demand for methanol largely depends upon levels of industrial production and changes in general economic conditions which can vary across the major international methanol markets. Additionally, in order to optimize our supply chain, we supply our customers from three different sources of product — our own produced methanol, methanol we purchase from others and methanol that we sell on a commission basis. For methanol sold on a commission basis, we do not take risk and title to the product and only the commission is included in revenue when earned. We also sell to certain customers under fixed price and other arrangements. Therefore, revenue levels have varied over time from region to region based on these types of factors.

Because of these industry factors and operational complexities, management does not devote any meaningful time or resources to analyzing the Company’s performance on a regional basis. Therefore, we do not believe that the high level of generalized comments on a regional basis that might be added to the MD&A would be useful to a reader or improve the overall disclosure. Management does, however, endeavour to identify specific trends and uncertainties that may affect demand in specific regional markets as well as the global market. An example of this type of primarily forward looking disclosure and analysis relating to the U.S. market appears on page 43 of the MD&A under “Demand for Methanol in the Production of MTBE” and is also addressed in the “Outlook” section on page 48.
New Zealand, page 46
3.	SEC comment

The frequent shutdowns of the Waitara facility and its classification as a flexible asset appear to be indications of potential impairment. Please tell us the factors that you considered in concluding that the Waitara facility was not impaired in 2005 and 2006. Please provide us with your analysis of the potential impairment of this facility and other relevant supporting documentation.

Our response:

We confirm that we have positioned the Waitara plant, located in New Zealand, as a flexible production asset. The operation of this plant is dependent on being able to secure additional natural gas on commercially acceptable terms.

In 2003 we lost substantially all of the remaining contractual natural gas entitlements for our New Zealand operations. As a result, in 2003 we took an impairment provision to write down property, plant and equipment and related assets in New Zealand to their fair value to reflect the changes in availability and economics of natural gas in New Zealand. There were no factors or circumstances in 2004 or 2005 that indicated that an additional impairment charge should be considered. As of September 30, 2006, the carrying value of property, plant and equipment related to our New Zealand operations is less than $6 million. We believe the carrying value is recoverable from future operations and from the sale of assets.

Financial Statements
Consolidated Statements of Cash Flows, page 59
4.	SEC comment

You disclosed a cash inflow from investing activities of $31.1 million from incentive tax credits related to plant and equipment acquired and a cash outflow of $29 million for changes in non-cash working capital related to investing activities. Since you disclosed in your accounts receivable footnote that you had a receivable outstanding for incentive tax credits of $31.1 million it does not appear that you have actually received the cash related to these credits in 2005. Please tell us the basis in Canadian GAAP for reflecting these credits as a cash inflow rather than as a non-cash investing activity. Please also tell us the basis in Canadian GAAP for reflecting the net change in non-cash working capital related to investing activities as an investing cash flow. Please refer to CICA section 1540.46.

Our response:

As background, we are entitled to an incentive tax credit of $30.1 million related to the construction of the Chile IV methanol production facility that was completed in 2005. The incentive tax credit was recorded as a reduction to property, plant and equipment and an increase to receivables as we had not received the incentive tax credit as of December 31, 2005. This was disclosed in note 2 and 3 to our consolidated financial statements.

You have asked us to consider section CICA 1540.46 in evaluating our disclosure of the tax credit on the Consolidated Statements of Cash Flows. We believe that section CICA 1540.46 refers to situations where no cash is involved, for example when there is an exchange of common shares for assets. We do not believe that this transaction would fall under the scope of 1540.46.

We disclosed the incentive tax credit as a “cash inflow from investing activities” because the tax credit will be received as cash. The related receivable was disclosed under Cash Flows From Investing Activities under the line item “Changes in non-cash working capital related to investing activities” because the ultimate collection of the receivable will represent cash from investing activities. The net result of these two items is that none of the incentive tax credit is reflected in the total of cash from investing activities. We believe this accounting treatment is in accordance with Canadian GAAP and allows the reader of the financial statements to articulate the changes in non-cash working capital from investing activities to the balance sheet. We also believe the Consolidated Statements of Cash Flows read in conjunction with notes 2 and 3 to our consolidated financial statements provide clear disclosure of this issue.

Methanex Corporation (the Company) acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC

•	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Yours truly,
METHANEX CORPORATION

/s/ Ian P. Cameron
Senior Vice President and
Chief Financial Officer

cc.	KPMG LLP
McCarthy Tetrault LLP
Chairman of the Audit, Finance and Risk Committee of Methanex Corporation